

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2007

Ms. Jennifer Dawson
Chief Financial Officer
Mountain Province Diamonds Inc.
220 Bay Street, 14th Floor, Toronto, Ontario
Canada M5J 2W4

> **Re:** **Mountain Province Diamonds Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed June 30, 2006**
> **File No. 001-32468**

Dear Mr. Dawson:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief